Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Churchill Capital Corp IV (formerly known as Annetta Acquisition Corp) (the “Company”) on Form S-1, pursuant to Rule 462 (b) under Securities Act of 1933, as amended, of our report dated July 27, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Churchill Capital Corp IV as of May 22, 2020 and for the period from April 30, 2020 (inception) through May 22, 2020 appearing in the Prospectus, which is part of this Registration Statement on Form S-1, File No 333-239856.

/s/ Marcum LLP

Marcum LLP

New York, NY

July 29, 2020